Form 10-K405, Exhibit 13
period 1996-12-29
PARAGON TRADE BRANDS INC
filed 1997-03-28
CIK 889429

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR (FIFTY-TWO WEEKS) ENDED DECEMBER 29, 1996 VS. YEAR (FIFTY-THREE WEEKS) ENDED DECEMBER 31, 1995 RESULTS OF OPERATIONS

Net earnings were $21.1 million during 1996 compared with a net loss of $3.4 million in 1995. Included in the results in 1996 were charges of $10.6 million, net of the effect of income taxes, primarily associated with integrating the acquisition of Pope & Talbot, Inc.'s ("P&T") disposable diaper business and costs to relocate the corporate headquarters to Atlanta. Included in the results in 1995 were restructuring and other costs related to the closure of the Company's La Puente, California plant, corporate headquarters staff reductions, and other charges totaling $8.9 million, net of the effect of income taxes. Excluding these restructuring and other charges, net earnings in 1996 were $31.7 million compared to net earnings in 1995 of $5.4 million. The increased profit in 1996, excluding the P&T integration and Atlanta relocation charges, was primarily due to higher volumes as a result of the P&T acquisition, lower raw material costs and a more favorable product mix compared to 1995. These improvements in volume, costs and mix were partially offset by a substantial increase in trade merchandising expenses, lower sales prices and the costs to start-up the feminine care business.

Net earnings per share in 1996 were $1.76 compared to a net loss per share of $.29 in 1995. Net earnings per share were $2.64 in 1996 compared to net earnings per share of $.46 in 1995, excluding the restructuring and other charges for both periods.

NET SALES

Net sales were $581.9 million in 1996, a 12.2 percent increase from the $518.8 million reported in 1995. Diaper unit sales increased 11.3 percent to 3,761 million diapers in 1996 from 3,378 million diapers in 1995. The reason for the increase in unit volume was the P&T acquisition in February 1996. Excluding the impact of the P&T acquisition, volume would have been lower during 1996 compared to 1995. Volume has been negatively impacted by increased discounts and promotional allowances by branded and value segment manufacturers. Volume has been further negatively impacted by product improvements added by branded manufacturers. The Company intends to continue to improve its products during 1997. This should position the Company's products to compete more effectively with the premium national brands, but volume may remain negatively impacted until the improvements are added.

Average sales prices decreased approximately 3.5 percent during 1996, including a decrease in the fourth quarter of approx-imately 6.5 percent compared to 1995, excluding the effect of a more favorable mix. The decrease in prices was primarily due to increased discounts and promotional allowances in response to price reductions and promotions by branded and value segment manufacturers. The negative trend in prices is expected to continue into 1997. Kimberly-Clark Corporation ("K-C") and The Procter & Gamble Company ("P&G") have recently announced price increases through package count reductions. The Company may not realize this price increase due to the entry of a new store brand competitor. As discussed below, prices, as well as volume, are expected to be negatively impacted by the items described in "Risks and Uncertainties."

COST OF SALES

Cost of sales in 1996 was $449.9 million compared to $439.8 million in 1995, a
2.3 percent increase. As a percentage of net sales, cost of sales was 77.3 percent in 1996 compared to 84.8 percent in 1995. Results in 1996 included $5.4 million of charges for costs primarily associated with the integration of the P&T acquisition into the Company's existing business. These charges included accelerated depreciation of certain existing assets, costs of equipment dismantling and movement and employee relocation costs. Results in 1995 included $.6 million of costs associated with the La Puente plant closure and asset write-downs. As a percentage of net sales, excluding these charges, cost of sales was 76.4 percent in 1996 compared to 84.7 percent in 1995. The lower costs were primarily a result of lower raw material costs including pulp, super absorbent polymer and packaging. These lower costs were offset, in part, by higher costs associated with a more favorable product mix and costs associated with the feminine care business start-up.

Pulp prices were approximately 33.0 percent lower in 1996 compared to 1995. Pulp prices, which had increased during 1995, decreased significantly during 1996. Pulp prices are expected to increase modestly in 1997. Super absorbent polymer costs also dropped significantly in 1996 compared to 1995, but are expected to increase in 1997. Other raw material prices were generally at similar price levels in 1996 compared to 1995.

Labor costs were at similar levels in 1996 as compared to 1995, excluding the feminine care business start-up. Costs were negatively impacted during the fourth quarter of 1996 by inefficiencies related to a new diaper product rollout and reduced production levels associated with a planned decrease in finished goods inventory.

Plant overhead costs, excluding the charges discussed below, were higher during 1996 compared to 1995. Costs were lower in 1996 due to the La Puente plant closure at the end of February 1995, but were offset by increases in plant overhead resulting from the P&T manufacturing facilities acquired in February 1996 that remained in production and costs related to the feminine care business start-up. During 1996, $2.9 million of charges were incurred to support the integration of the P&T acquisition. These charges were primarily related to the cost of equipment dismantling and movement and employee relocation discussed above.

Depreciation costs, excluding the charges discussed below, were at slightly higher levels in 1996 compared to 1995. Depreciation increased due to P&T facilities acquired in February 1996 that remained open, the feminine care business start-up and acceleration of depreciation related to new product enhancements and changes in equipment configuration. These increases were partially offset by the closure of the La Puente facility at the end of February 1995. During 1996, $1.6 million of charges were incurred due to the accelerated depreciation of existing Company equipment that will be replaced by equipment acquired from P&T.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") were $92.2 million in 1996 compared to $68.0 million in 1995. As a percentage of net sales, these expenses were 15.8 percent in 1996 compared to 13.1 percent in 1995. Included in 1996 were charges of $11.7 million, of which $9.0 million related to the corporate headquarters relocation to Atlanta, including severance, outplacement and relocation expenses. The charges also included $2.7 million in costs associated with the integration of the P&T acquisition. These integration costs were primarily for customer packaging conversion and to establish bad debt reserves consistent with Company practices. Included in 1995 were charges of $2.2 million for the corporate staff reduction and acceleration of software amortization.

Excluding the charges discussed above, SG&A expenses were $80.5 million in 1996 compared to $65.8 million in 1995, and as a percentage of net sales these expenses were 13.8 percent in 1996 compared to 12.7 percent in 1995. The increase in expenses is largely attributable to an increase in trade merchandising expenses. The increase in trade merchandising expenses was a result of the increased volume due to the P&T acquisition and increased promotions discussed above and, in some combination with product pricing, is expected to continue in 1997. Expenses were also higher in 1996 due to the amortization of goodwill associated with the P&T acquisition, the feminine care business startup and increased incentive-based compensation. Information system costs increased in the second half of 1996 and are expected to remain at higher levels during 1997 as the Company begins installation of a new enterprise information system. These increases were partially offset by a decrease in legal expenses. Legal expenses, however, are expected to increase during 1997 due to the P&G and K-C patent litigation matters discussed herein, see "Legal Proceedings." Packaging related expenses were also lower in 1996 compared to 1995. These expenses are expected to increase in 1997 as a result of product rollouts and changes in package counts.

RESEARCH AND DEVELOPMENT

Research and development ("R&D") expenses were $4.2 million in 1996 compared to $3.6 million in 1995. R&D expenses increased due to the feminine care business start-up and increased product development costs in the fourth quarter of 1996.

INTEREST EXPENSE

Interest expense was $2.9 million in 1996 compared to $1.0 million in 1995. The increase was due to higher interest costs associated with borrowings to finance the P&T acquisition and the acquisition of a minority interest in Grupo P.I. Mabe, S.A. de C.V. ("Mabesa"), which have been partially offset by capitalized interest.

OTHER INCOME (EXPENSE)

Other income was $.6 million in 1996 compared to other expense of $3.8 million in 1995. Included in 1995 was $4.2 million in charges due to the cancellation of capital projects and legal settlement costs.

RESTRUCTURING

Results in 1995 included a restructuring charge of $8.1 million for the closure of the La Puente, California diaper making facility. The purpose of the closure was to lower costs to help offset competitive pricing pressures from national branded manufacturers and rising material prices. The closure of the facility was expected to generate approximately $17.0 million per year in savings that were partially offset by increased costs of freight and distribution. The closure of the plant occurred at the end of February 1995.

The restructuring plan included reallocation of production to the remaining diaper facilities, and the sale of the diaper making equipment and manufacturing facility. As of the end of 1996 the equipment and building have been sold.

The primary elements of the restructuring charge were: $3.4 million in severance and employee-related charges for approximately 310 employees; $2.6 million in asset write-downs, primarily diaper making equipment, to estimated fair market value and removal costs; and $1.9 million in anticipated carrying costs for the facility.

The restructuring charge included $2.2 million in non-cash charges due to asset write-offs. The remaining $5.9 million has been paid. The restructuring plan is complete.

YEAR (FIFTY-THREE WEEKS) ENDED DECEMBER 31, 1995 VS. YEAR (FIFTY-TWO WEEKS) ENDED DECEMBER 25, 1994 RESULTS OF OPERATIONS

A net loss of $3.4 million was incurred during 1995, compared with net earnings of $25.0 million in 1994. Included in the results in 1995 were costs incurred in the first quarter for closure of the Company's La Puente, California plant, corporate headquarters staff reductions, and other charges totaling $8.9 million, net of the effect of income taxes. Excluding these restructuring and other charges, net earnings in 1995 were $5.4 million. The decrease in net earnings during 1995, excluding the restructuring and charges, was primarily due to lower volume and selling prices combined with higher costs, including raw materials, depreciation and trade merchandising expenses compared to 1994. These cost increases were partially offset by lower product, manufacturing and administrative costs.

The net loss per share in 1995 was $.29 compared to net earnings per share of $2.16 in 1994. Net earnings per share was $.46 in 1995, excluding the restructuring and other charges.

NET SALES

Net sales were $518.8 million during 1995, a 10.3 percent decrease from the $578.6 million reported in 1994. Unit sales decreased 6.0 percent, to 3,378 million diapers in 1995 from 3,595 million diapers in 1994. Average selling prices in 1995 decreased approximately 4.6 percent compared to 1994. The decrease in selling prices was primarily due to increased discounts and promotional allowances in response to price reductions and promotions by branded and value segment manufacturers. Volume was also negatively impacted by the increased discounts and promotions by branded and value- segment manufacturers.

Selling price and volume were also negatively impacted by price and package count reductions implemented in February 1995 by the branded manufacturers. Volume declines in the existing U.S. customer base were largely offset by new customers added during the year.

With the devaluation of the Mexican peso in late 1994, sales to U.S. customers for resale in Mexico, which represented approximately 7 percent of unit volume in 1994, were negligible in 1995.

COST OF SALES

Cost of sales in 1995 was $439.8 million, a 6.4 percent decrease compared to $469.8 million in 1994. As a percentage of net sales, cost of sales was 84.8 percent in 1995 compared to 81.2 percent in 1994. On a per unit basis, costs were slightly lower in 1995 compared to 1994. The reduction in costs was primarily due to the benefits of restructuring and lower product costs, despite increases in pulp prices.

Pulp prices were approximately 48 percent higher in 1995 compared to 1994. Other raw material prices, other than super absorbent polymer, were generally at slightly higher price levels in 1995 compared to 1994. Super absorbent polymer costs decreased approximately 14 percent in 1995 compared to 1994. Product costs were also lower due to design changes made in 1995.

Labor costs decreased in 1995 compared to 1994. The decrease in costs was primarily due to manufacturing efficiencies, the La Puente plant closure at the end of February, and reduced downtime costs due to capital installations in comparison to 1994.

Plant overhead costs were lower in 1995 compared to 1994. The primary reason for lower costs was the closure of the La Puente plant, which was partially offset by higher costs of outside warehousing and distribution. Costs in 1994 were also negatively impacted by expenses related to the capital expenditure program.

Depreciation costs increased $4.2 million in 1995 compared to 1994 and included a $.4 million charge related to equipment write-downs. The increase in depreciation was due to the cost of additional capacity, pad modernization and accelerated depreciation on training pant equipment. The higher costs were partially offset by the closure of the La Puente facility in February 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses were $68.0 million in 1995 compared to $59.5 million in 1994. As a percentage of net sales, these expenses were 13.1 percent in 1995 compared to
10.3 percent in 1994. The increase in costs includes $2.2 million of charges for the corporate staff reduction and acceleration of software amortization. Excluding the charges, the increase was primarily attributable to an increase in trade merchandising expenses in 1995 compared to 1994, despite lower volume levels. The increase in trade merchandising expenses was in reaction to price reductions and increased promotions by branded and value segment manufacturers.

Legal expenses were also higher in 1995 compared to 1994. The increase in legal expenses was due to the P&G litigation. The increased trade merchandising and legal expenses were partially offset by lower expenses including sales commissions and packaging expenses.

RESEARCH AND DEVELOPMENT

R&D expenses decreased to $3.6 million in 1995 from $6.8 million in 1994. The decrease in expenses was primarily due to lower facility costs, lower royalties and reductions in staff. The lower facility costs were due to the move from a separate R&D facility to the new corporate facility during the first quarter of 1995. Overall facility costs are included in SG&A.

OTHER EXPENSE

Other expense was $3.8 million in 1995 compared to $1.5 million in 1994. The increase in expenses was due to $4.2 million in charges. These charges included write-offs due to the cancellation of capital projects and legal settlement costs.

RESTRUCTURING

As discussed above, 1995 results included a restructuring charge of $8.1 million for the closure of the La Puente, California facility in February of 1995.

LIQUIDITY AND CAPITAL RESOURCES

During 1996, cash flow from earnings and non-cash charges to earnings was $61.7 million compared to $37.9 million in 1995. The increase in cash flow was primarily due to improved operating results.

During 1996, working capital, exclusive of cash, short-term borrowings and current deferred taxes, decreased $6.6 million. This was primarily due to an increase in accrued liabilities and a decrease in inventories which were partially offset by an increase in accounts receivable.

The increase in receivables partially reflects an increase in overall business activity due to the P&T acquisition. The receivable increase also includes refundable income taxes expected to be recovered in the first quarter of 1997. The decrease in inventories partially reflects the reduction from elevated levels of pulp inventories due to a special purchase made during the fourth quarter of 1995. Also, despite inventory level increases due to the P&T acquisition, cash flows were favorably impacted as these inventories at year end were approximately $11.0 million less than at the date of the P&T acquisition. These decreases have been partially offset by increased inventories due to the feminine care business start-up.

The increase in accrued liabilities primarily reflects reserves provided for the P&T integration, increases in customer promotional liabilities and increased incentive-based compensation liabilities. These liabilities are expected to decrease during the first half of 1997 as the liabilities are paid. Cash flow was also favorably impacted by $2.9 million as the Company issued stock to settle certain payroll liabilities.

The cash produced from operations supported capital expenditures of $48.9 million in 1996 compared to $17.4 million in 1995. The expenditures were primarily in support of the feminine care business start-up and the purchase of a new corporate headquarters in Atlanta. Capital expenditures to support the feminine care business start-up were approximately $25.0 million in 1996. Capital spending in 1997 is anticipated to be approximately $60.0 million. The spending includes upgrades to diaper packaging technology, a company-wide information technology upgrade and the investment of capital to support potential new business initiatives.

As discussed in several places above, the Company incurred a total of $17.0 million in pre-tax charges related to the P&T integration and relocation to Atlanta during 1996. Of this $17.0 million, $4.1 million were non-cash charges. Of the remaining $12.9 million, $9.1 million was paid during 1996. The remaining expenses are expected to be paid from internally generated funds or from available credit facilities.

The Company has access to an unsecured, revolving bank credit facility of $150.0 million. The Company has an additional Cdn $5.0 million revolving credit facility available in Canada. In addition to the revolving credit facilities, the Company has $50.0 million in uncommitted lines of credit with various banks. Borrowings against these lines bear interest at rates that vary with each lending bank's base and LIBOR interest rates. As of the end of the year there was $70.0 million in debt outstanding against the credit facilities and no debt outstanding under the uncommitted lines of credit. The increase in debt under credit facilities since the beginning of the year was used primarily to fund the P&T acquisition and the purchase of a 15 percent interest in Mabesa. The Company had $8.3 million in cash and short-term investments at the end of the year.

The Company may utilize the credit facilities for expenditures to support initiatives to enter the adult incontinence business, baby wipes business, other business ventures and to repurchase stock. The current credit facilities in combination with internally generated funds are anticipated to be adequate to finance these needs.

FUTURE REALIZATION OF DEFERRED TAX ASSET

The Company accounts for income taxes based on the liability method and, accordingly, deferred income taxes are provided to reflect temporary differences between financial and tax reporting. The Company currently has a net deferred tax asset of $34.6 million. Significant components of net deferred income taxes include temporary differences due to depreciation and amortization ($11.2 million), goodwill ($10.9 million) and reserves not currently deductible ($10.5 million). To realize the full benefit of the deferred tax asset, the Company needs to generate approximately $65.0 million in future taxable income taking into consideration carryback periods available. Management believes that the Company will generate sufficient future taxable income to ensure full realization of the deferred tax asset.

RISKS AND UNCERTAINTIES

P&G and K-C have recently announced changes to their product and packaging offerings including price increases through lower package counts. The Company is currently evaluating its options in response to these changes. Although the Company's ultimate response is unknown, the Company expects to incur costs associated with new product roll-outs including manufacturing inefficiencies, packaging design and packaging obsolescence. These costs are expected to be incurred during the first half of 1997. It is also possible that selling price and volume will be negatively impacted as the branded manufacturers roll out and promote their new product and packaging offerings. The price increase associated with the package count reduction may not be realized due to the continued promotions by the branded manufacturers and competition from a new competitor discussed below.

A privately held manufacturer of store brand feminine care products recently announced plans to enter the store brand baby diaper business. Although the overall impact is hard to predict, it is likely that the additional competition could lead to lower volume and selling prices.

FORWARD-LOOKING STATEMENTS

When used in this discussion the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Factors which could affect the Company's financial results, including but not limited to: increasing raw material prices; new product and packaging introductions by competitors; increased price and promotion pressure from competitors; new competitors in the market; and patent litigation, are described in the preceding paragraphs and in the Company's latest Annual Report on Form 10-K filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof.

NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long- Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. The adoption of this statement did not have a significant impact on the Company's financial position or results of operations.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," to be effective for fiscal years beginning after December 15, 1995. The Company elected to continue following the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." The required disclosures have been included in Note 4 of the "Notes to Financial Statements."

INFLATION

Inflation has not been a significant factor in the Company's results of operations in recent years due to the modest rate of price increases in the United States and Canada.

CONSOLIDATED EARNINGS (LOSS) STATEMENTS

(Dollar amounts in thousands, except per share data)

                                                                                   Year Ended
                                                          December 29, 1996     December 31, 1995      December 25, 1994
Net sales                                                          $581,929              $518,776              $578,618
Cost of sales                                                       449,885               439,846               469,837
                                                                   ----------------------------------------------------

Gross profit                                                        132,044                78,930               108,781
Selling, general and administrative expense                          92,212                68,037                59,464
Research and development expense                                      4,163                 3,562                 6,855
Restructuring                                                             _                 8,059                     _
                                                                   ----------------------------------------------------

Operating profit (loss)                                              35,669                  (728)               42,462
Equity in earnings of unconsolidated subsidiary                         423                     _                     _
Interest expense                                                      2,864                   952                   685
Other income (expense), net                                             581                (3,833)               (1,450)
                                                                   -----------------------------------------------------

Earnings (loss) before income taxes                                  33,809                (5,513)               40,327
Provision for (benefit from) income taxes                            12,687                (2,076)               15,333
                                                                   ----------------------------------------------------

Net earnings (loss)                                                $ 21,122             $  (3,437)             $ 24,994
                                                                   ====================================================

Primary earnings (loss) per common share                           $   1.76             $    (.29)             $   2.16
                                                                   ====================================================

Dividends paid                                                     $      _             $       _              $      _
                                                                   ====================================================

See accompanying Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands)

                                                                           DECEMBER 29, 1996        DECEMBER 31, 1995
                                                                          -------------------------------------------
ASSETS
Cash and short-term investments                                                     $8,297           $ 11,890
Receivables                                                                         56,888             43,704
Inventories                                                                         44,055             40,939
Current portion of deferred income taxes                                            10,575              7,980
Prepaid expenses                                                                       957                629
                                                                                  ---------------------------
   Total current assets                                                            120,772            105,142
Property and equipment                                                             116,338             94,038
Construction in progress                                                            10,117             15,562
Assets held for sale                                                                14,421             17,756
Patents and trademarks                                                                 676                827
Deferred income taxes                                                               26,293             28,284
Investment in unconsolidated subsidiary, at cost                                    16,531                  _
Investment in and advances to unconsolidated subsidiary, at equity                  29,484                  _
Goodwill                                                                            36,658                  _
Other assets                                                                         1,800              5,055
                                                                                  ---------------------------
   Total assets                                                                   $373,090           $266,664
                                                                                  ===========================
Liabilities and Shareholders' Equity
Short-term borrowings                                                             $     _             $ 1,760
Checks issued but not cleared                                                       10,233             10,232
Accounts payable                                                                    37,067             37,291
Accrued liabilities                                                                 38,495             25,481
                                                                                  ---------------------------
   Total current liabilities                                                        85,795             74,764

Long-term debt                                                                      70,000                  _
Deferred income taxes                                                                2,260                  _
Other long-term liabilities                                                            330                211
                                                                                  ---------------------------
   Total liabilities                                                               158,385             74,975

Commitments and contingencies (Notes 11 and 12)

Shareholders' equity
Preferred stock: authorized 10,000,000 shares, no shares issued, $.01 par value         _                   _
Common stock: authorized 25,000,000 shares, issued 12,288,293 and
   11,851,504, $.01 par value                                                          123                119

Capital surplus                                                                    143,205            132,722
Foreign currency translation adjustment                                               (614)              (661)
Retained earnings                                                                   84,341             63,219
Less: treasury stock, 535,250 and 245,322 shares, at cost                          (12,350)            (3,710)
                                                                                  ---------------------------
   Total shareholders' equity                                                      214,705            191,689
                                                                                  ---------------------------
      Total liabilities and shareholders' equity                                  $373,090           $266,664
                                                                                  ===========================


See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)



                                                                                       Year Ended
                                                          December 29, 1996         December 31, 1995     December 25, 1994
                                                         ------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                               $  21,122                $ (3,437)            $ 24,994
Non-cash charges to earnings:
     Depreciation and amortization                                   38,828                  35,992               31,119
     Deferred income taxes                                            1,656                     515                3,667
     Write-down of assets                                                69                   4,788                    -
Changes in working capital:
     Accounts receivable                                            (12,300)                  1,450                1,344
     Inventories and prepaid expenses                                 8,117                  (6,184)               1,430
     Accounts payable                                                  (224)                  5,902               (9,728)
     Accrued liabilities                                             11,777                   4,646                2,675
     Checks issued but not cleared                                        1                      84                 (563)
Other                                                                  (757)                 (1,196)                 258
                                                                  ------------------------------------------------------
     Net cash provided by operating activities                       68,289                  42,560               55,196
                                                                  ------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for property and equipment                             (48,867)                (17,433)             (74,921)
Proceeds from sale of property and equipment                          3,822                     111                   56
Acquisition of Pope & Talbot, Inc.'s disposable
     diaper business assets                                         (56,963)                      -                    -
Investment in Grupo P.I. Mabe, S.A. de C.V.                         (15,908)                      -                    -
Investment in and advances to unconsolidated
     subsidiary, at equity                                          (11,033)                      -                    -
Other                                                                (1,731)                    173                 (574)
                                                                  ------------------------------------------------------
     Net cash used by investing activities                         (130,680)                (17,149)             (75,439)
                                                                  ------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term borrowings                     (1,760)                 (6,382)               8,142
Proceeds from U.S. bank credit facility                              85,000                   2,000               18,700
Repayments of U.S. bank credit facility                             (15,000)                 (8,000)             (12,700)
Sale of common stock                                                    641                       -                    -
Purchases of treasury stock                                         (10,083)                 (3,823)                   -
                                                                  ------------------------------------------------------
     Net cash provided (used) by financing activities                58,798                 (16,205)              14,142
                                                                  ------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                      (3,593)                  9,206               (6,101)
Cash at beginning of period                                          11,890                   2,684                8,785
                                                                  ------------------------------------------------------
Cash at end of period                                             $   8,297                $ 11,890             $  2,684
                                                                  ------------------------------------------------------
Cash paid (received) during the year for:
     Interest (net of amounts capitalized)                        $   2,961                $    586             $    278
                                                                  ------------------------------------------------------
     Income taxes                                                 $  15,189                $   (646)            $ 16,823
                                                                  ======================================================

See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollar amounts in thousands)

                                                                                    Foreign
                                                       Common         Capital       Currency       Retained     Treasury
                                                        Stock         Surplus     Translation      Earnings      Stock
                                                        ----------------------------------------------------------------
BALANCE, DECEMBER 26, 1993                              $115        $125,733            $(436)     $41,662          $ _
     Net earnings                                          _               _                _       24,994            -
     Issue common stock                                    1           4,008                _            _            _
     Translation adjustment                                _               _             (398)           _            _
                                                        ----------------------------------------------------------------
BALANCE, DECEMBER 25, 1994                               116         129,741             (834)      66,656            _
     Net loss                                              _               _                _       (3,437)           _
     Issue common stock                                    3           2,981                _            _          113
     Translation adjustment                                _               -              173            _            -
     Purchase of treasury stock                            _               -                _            _       (3,823)
                                                        ----------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                               119         132,722             (661)      63,219       (3,710)
     Net earnings                                          _               _                _       21,122            _
     Issue common stock                                    4          10,483                _            _        1,443
     Translation adjustment                                _               _               47            _            _
     Purchase of treasury stock                            _               _                _            _      (10,083)
                                                        ---------------------------------------------------------------
BALANCE, DECEMBER 29, 1996                              $123        $143,205            $(614)     $84,341     $(12,350)
                                                        ===============================================================

The following summarizes the changes in the number of shares of capital stock:

                                                                                        Common Stock     Treasury Stock
                                                                                        -------------------------------
BALANCE, DECEMBER 26, 1993                                                                11,500,000                 _
Issue common stock_Long-Term Incentive Compensation Plan                                      48,615                 _
Issue common stock_Profit Sharing and Savings Plan                                            74,606                 _
                                                                                        -------------------------------
BALANCE, DECEMBER 25, 1994                                                                11,623,221                 _
Issue common stock_1995 Incentive Compensation Plan                                           78,744                 _
Issue common stock_Profit Sharing and Savings Plan                                           149,539            (7,578)
Purchase of treasury stock                                                                         _           252,900
                                                                                        -------------------------------
BALANCE, DECEMBER 31, 1995                                                                11,851,504           245,322
Issue common stock_pope & talbot, inc.'S disposable diaper business                          387,800                 _
Issue common stock_1995 incentive Compensation Plan                                           26,157            (3,000)
Issue common stock_1996 Non-Officer Employee Incentive
     Compensation Plan                                                                             _           (30,000)
Issue common stock_Profit Sharing and Savings Plan                                                 _           (54,372)
Issue common stock_Exercise of stock options                                                  22,832           (10,500)
Purchase of treasury stock                                                                         _           387,800
                                                                                        -------------------------------
BALANCE, DECEMBER 29, 1996                                                                12,288,293           535,250
                                                                                        ===============================

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

BASIS OF PRESENTATION AND RELATED INFORMATION

Paragon Trade Brands, Inc. ("Paragon" or the "Company") is a manufacturer of store brand infant disposable diapers and feminine care products in the United States and Canada. The Company's products are distributed throughout the United States and Canada, through grocery and food stores, mass merchandisers, warehouse clubs, toy stores and drug stores that market the products under their own store brand labels.

The consolidated financial statements include the accounts of Paragon Trade Brands, Inc. and its wholly-owned subsidiaries, Paragon Trade Brands (Canada) Inc. and Paragon Trade Brands International, Inc. All significant intercompany transactions and accounts have been eliminated.

The consolidated financial statements were prepared in conformity with generally accepted accounting principles and necessarily include amounts based on management's estimates and assumptions. The estimates and assumptions of management affect the reported amounts of assets, liabilities, revenues and expenses, including disclosures regarding contingent assets and liabilities. Actual results may differ from those reported due to these estimates and assumptions.

The Company uses a 52- to 53-week year. The fiscal years ended December 29, 1996 and December 25, 1994 include 52 weeks. The fiscal year ended December 31, 1995 includes 53 weeks.

CASH AND SHORT-TERM INVESTMENTS

For purposes of cash flow and fair value reporting, short-term investments with original maturities of 90 days or less are considered cash equivalents. Short-term investments are stated at cost, which approximates fair value. The obligation for outstanding checks is reflected as checks issued, but not cleared.

FINANCIAL INSTRUMENTS

The Company occasionally enters into forward contracts to purchase foreign currencies at specific rates on preestablished dates. The purpose of these contracts is to hedge obligations and accounts payable denominated in foreign currencies. Gains and losses on the forward contracts are deferred and offset exchange gains and losses on the transactions hedged. The Company's other off-balance sheet risks are not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates that the fair values of its financial instruments approximate their carrying values. Accordingly, no separate disclosure of fair value is made.

NONCASH TRANSACTIONS

During the fiscal years ended December 29, 1996 and December 31, 1995, the Company issued 113,529 and 235,861, respectively, shares of common stock to key management and employees through the Company's Long-Term Incentive Compensation Plan and its Profit Sharing and Savings Plan (see Note 4). The balance sheet effect of issuing these shares of common stock was a decrease in accrued liabilities of $2,919 and $3,097, respectively, and an increase in equity by an equal amount without the use of cash.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. The last- in, first-out ("LIFO") method is used to cost domestic pulp and finished goods inventories. The first-in, first-out ("FIFO") method is used to cost all other inventories. Had the FIFO method been used to cost the domestic pulp and finished goods inventories, the amounts at which they are stated would have been $602 and $2,958 greater at December 29, 1996 and December 31, 1995, respectively. During 1996, the Company liquidated certain LIFO inventories that were carried at higher costs prevailing in prior years. The effect of this liquidation was to decrease earnings before taxes by approximately $1,100.

PROPERTY AND EQUIPMENT

Paragon's property accounts are maintained on an individual asset basis. Betterments and replacements of major units are capitalized. Maintenance, repairs and minor replacements are expensed. Depreciation is provided on the straight-line method at rates based upon estimated useful lives as follows:

                Buildings                                          20 to 40 years
                Building improvements                                    10 years
                Machinery, equipment, furniture and fixtures 3        to 10 years

The cost and related depreciation of property sold or retired is removed from the property and allowance for depreciation accounts and the gain or loss is recorded.

PATENTS AND TRADEMARKS

The Company operates in a commercial field in which patents relating to the products, processes, apparatus and materials are more numerous than in many other fields. The Company takes careful steps in designing, producing and selling its products to avoid infringing any valid patents of its competitors. However, there can be no assurance that the Company will not be challenged with respect to patents in the future (see Note 11).

Purchased patents and trademarks are amortized on a straight-line basis over a five- to ten-year life. Amortization expense was $501 for the year ended December 29, 1996 and $456 for the years ended December 31, 1995 and December 25, 1994, respectively. Accumulated amortization was $4,847 and $4,346 at December 29, 1996 and December 31, 1995, respectively.

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company completed the purchase of a 15 percent interest in Grupo P.I. Mabe, S.A. de C.V. ("Mabesa") and related companies on January 26, 1996. The investment is accounted for using the cost method. The Company also acquired on January 26, 1996 a 49 percent interest in Paragon-Mabesa International, Inc. ("PMI"). The investment is accounted for using the equity method.

There were no dividend distributions to the Company from Mabesa or PMI for the fiscal year ended December 29, 1996.

GOODWILL

On February 8, 1996, the Company completed the purchase of substantially all of the assets of Pope & Talbot, Inc.'s ("P&T") disposable diaper business. Goodwill represents the excess of the cost of these assets over their estimated fair market value at the date of acquisition and is amortized on a straight-line basis over 20 years. Management continually evaluates whether events or circumstances have occurred that indicate the remaining useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be realizable. Amortization expense for the year ended December 29, 1996 was $1,735.

TREASURY STOCK

In July 1995, the Board of Directors authorized the repurchase of up to 1.0 million shares of the Company's outstanding common stock. Purchases may be made periodically in the open market or in privately-negotiated transactions over an extended period of time, if and when management believes market conditions warrant. During the fiscal years ended December 29, 1996 and December 31, 1995, the Company repurchased 387,800 and 252,900 shares at a cost of $10,083 and $3,823, respectively. The Company reissued 87,322 and 7,578 of these shares through its Long-Term Incentive and Profit Sharing Plans in the years ended December 29, 1996 and December 31, 1995, respectively. The Company reissued 10,500 shares for the exercise of stock options in the year ended December 29, 1996 (see Note 4).

SIGNIFICANT SALES

During the years ended December 29, 1996, December 31, 1995 and December 25, 1994, the percentages of net sales to an individual customer whose sales represent in excess of 10 percent of net sales were 13 percent, 11 percent and 15 percent, respectively.

INCOME TAXES

The Company accounts for income taxes based on the liability method and, accordingly, deferred income taxes are provided to reflect temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured based on enacted tax laws and rates without anticipation of future changes. Effects on deferred taxes of enacted changes in tax laws are recognized in income for financial statement purposes in the period of enactment.

As of December 29, 1996, there were approximately $9,286 of cumulative undistributed earnings of the Company's foreign subsidiaries and investments accounted for by the equity method. U.S. taxes have not been provided for on these earnings. Under existing law, undistributed earnings are not subject to U.S. tax until distributed as dividends. Any future earnings are intended to be indefinitely reinvested in these operations. Furthermore, any taxes that are paid to foreign governments on such future earnings may be used, in whole or in part, as credits against the U.S. tax on any distributions from such earnings.

Income taxes have been provided for all items included in the consolidated earnings (loss) statements, regardless of the period when such items will be deductible for tax purposes. The principal temporary differences between financial and tax reporting arise from tax-basis goodwill, depreciation and reserves not currently deductible.

FOREIGN CURRENCY TRANSLATION

Non-U.S. assets and liabilities are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at average rates during the period.

PROFIT SHARING AND 401(K) PLANS

Effective February 2, 1993, Paragon adopted both a defined contribution profit sharing plan and a 401(k) savings plan covering most of its employees. On October 1, 1993, the two plans were merged, amended and restated into one plan, the Paragon Trade Brands, Inc. Profit Sharing and Savings Plan. The name of the plan was changed by resolution of the Board of Directors in December 1995 to Paragon Retirement Investment Savings Management Plan ("PRISM"). The plan provides for both employer-matching contributions based on voluntary salary deferrals of employees and discretionary employer contributions. Plan participants are fully vested with respect to employer contributions after five years of service. Employee contributions vest immediately. Contributions to the plan are based on various levels of employee participation. Plan expense for the fiscal years ended December 29, 1996, December 31, 1995 and December 25, 1994 was $2,607, $1,475 and $1,785, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS IDENTIFIED FOR DISPOSAL

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," to be effective for fiscal years beginning after December 15, 1995. The adoption of this statement, as of January 1, 1996, did not have a significant impact on the Company's financial position or results of operations.

STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," to be effective for fiscal years beginning after December 15, 1995. This pronouncement sets forth certain pro forma disclosures for companies electing to continue to measure compensation cost using APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company elected to continue following the provisions of APB Opinion No. 25. The required disclosures are included in Note 4.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform them to the current year's presentation.

NOTE 2: OTHER INCOME (EXPENSE), NET

Other income was $581 in 1996 compared to other expense of $3,833 and $1,450 in 1995 and 1994, respectively. The primary increase in expenses in 1995 was due to $4,169 in one-time charges, including capital project cancellations and legal settlement costs.

NOTE 3: INCOME TAXES

Taxes on income are based on earnings before taxes as follows:

                                                                December 29, 1996
                                                                -----------------
Domestic                                                                  $22,035
Foreign                                                                    11,774
                                                                          -------
                                                                          $33,809
                                                                          =======


Provisions for (benefits from) income taxes include the following:


                        December 29, 1996              December 31, 1995               December 25, 1994
                        --------------------------------------------------------------------------------
Federal:
    Current                    $8,651                         $(2,162)                       $    9,722
    Deferred                   (1,098)                             68                             3,227
                             ---------------------------------------------------------------------------
                                7,553                          (2,094)                           12,949
                             ---------------------------------------------------------------------------
State:
    Current                     1,496                            (702)                            2,552
    Deferred                     (200)                            194                               680
                             ---------------------------------------------------------------------------
                                1,296                            (508)                            3,232
                             ---------------------------------------------------------------------------

Foreign:
    Current                     1,578                             273                              (608)
    Deferred                    2,260                             253                              (240)
                             ---------------------------------------------------------------------------
                                3,838                             526                              (848)
                             ---------------------------------------------------------------------------
                              $12,687                         $(2,076)                          $15,333
                             ===========================================================================

A reconciliation between the federal statutory rate and the effective tax rate follows:

                                          December 29, 1996          December 31, 1995      December 25, 1994
                                          -------------------------------------------------------------------
Expected provision at the statutory rate          $11,833                     $(1,930)               $14,114
State income taxes, net of federal tax benefit      1,319                        (330)                 2,101
Research and experimental credit                      (50)                        (75)                  (210)
All other, net                                       (415)                        259                   (672)
                                                  ----------------------------------------------------------
                                                  $12,687                     $(2,076)               $15,333
                                                  ==========================================================

Net deferred tax assets at December 29, 1996 and December 31, 1995 were $34,608 and $36,264, respectively. The amounts recorded primarily reflect the following: (1) the tax effects of a step-up in the tax basis of the assets of Paragon as a result of the February 2, 1993 transfer to Paragon of substantially all the assets and liabilities of the Weyerhaeuser Company's disposable diaper business and (2) deferred tax assets due to the enactment of the Omnibus Budget Reconciliation Act of 1993, which allows amortization of intangibles, including goodwill. Net deferred income taxes are attributable to the following temporary differences:


                                                                  December 29, 1996        December 31, 1995
                                                                  -------------------------------------------
Intangible assets                                                          $(2,260)                 $       _
                                                                           ----------------------------------
    Deferred tax liabilities                                                (2,260)                         _
                                                                           ----------------------------------
Depreciation/amortization                                                   11,151                     10,833
Goodwill                                                                    10,851                     12,062
Reserves not currently deductible                                           10,503                      7,725
Package design costs                                                         1,970                      2,154
Land                                                                           407                      1,791
All other, net                                                               2,267                      2,058
                                                                           ----------------------------------
    Deferred tax assets                                                     37,149                     36,623
                                                                           ----------------------------------
Deferred tax assets valuation allowance                                       (281)                      (359)
                                                                           ----------------------------------
    Total deferred taxes, net                                              $34,608                   $ 36,264
                                                                           ==================================


NOTE 4: LONG-TERM INCENTIVE, PROFIT SHARING AND PENSION PLANS, INCLUDING 401(K)

LONG-TERM INCENTIVE PLANS

The Company's Long-Term Incentive Compensation Plan ("LTIC Plan") and its 1995 Incentive Compensation Plan ("1995 Plan") are administered by the Compensation Committee of the Board of Directors. In February 1996, the Company adopted its 1996 Non-Officer Employee Incentive Compensation Plan ("1996 Plan"). The 1996 Plan is administered by an Administrative Committee appointed by the Board of Directors. The LTIC, 1995 and 1996 Plans are designed to link management rewards with long-term interests of Paragon's shareholders. Currently, long-term incentives are provided through grants of stock options, stock appreciation rights ("SARs") and restricted stock.

RESTRICTED STOCK GRANTS

In 1996, restricted shares of common stock were issued at a discounted value in lieu of all of the cash bonuses for the Chief Executive Officer, President and Chief Financial Officer for services rendered in 1995. Also in 1996, restricted shares of common stock were granted to key employees, not eligible for stock options or SAR grants, as part of the corporate headquarters relocation to Atlanta. In 1995, restricted shares of common stock were issued at a discounted value in lieu of a portion of the management bonuses for services rendered in 1994. During the fiscal year ended December 29, 1996, there were 30,000 shares of common stock issued under the 1996 Plan as restricted shares. During the fiscal years ended December 29, 1996 and December 31, 1995, there were 29,157 and 78,744 shares of common stock, respectively, issued under the LTIC Plan and 1995 Plan, as restricted and bonus shares. The restricted shares are non-transferable for two years. The 1995 and 1996 Plans provide that a maximum of 150,000 and 250,000 shares, respectively, are available for grant thereunder as restricted shares or other stock based awards. Compensation expense is recorded for the stock grants at their discounted amounts. Compensation expense recorded for the fiscal years ended December 29, 1996, December 31, 1995 and December 25, 1994 was $800, $651 and $998, respectively. The weighted average fair value per share of stock granted was $24.52 and $12.69 for the years ended December 29, 1996 and December 31, 1995, respectively.

STOCK OPTIONS AND SARS

The LTIC, 1995 and 1996 Plans have a maximum of 800,000, 450,000 and 400,000 shares available, respectively, for grant as stock options or SARs. Stock options are granted to key management at amounts that approximate market value at the date of the grant. Awards vest 25 percent per year for four years and have a term of 10 years. The Company also has a maximum of 100,000 shares available for grant under the Stock Option Plan for Non-Employee Directors ("Director Plan"). Stock options are awarded to directors at amounts that approximate market value at the date of the grant. Awards vest 100 percent after one year and have a term of 10 years.

The Company applies APB Opinion No. 25 in accounting for stock options granted under the 1995, 1996, LTIC and Director Plans. Accordingly, no compensation cost has been recognized for these plans in 1996 or 1995. Had compensation cost been recognized on the basis of fair value pursuant to FASB Statement No. 123, net earnings (loss) and earnings (loss) per share would have been affected as follows:

                                                   December 29, 1996         December 31, 1995
                                                   -------------------------------------------
NET EARNINGS (LOSS)
    As reported                                              $21,122                    $(3,437)
    Pro forma                                                $20,486                    $(3,808)
PRIMARY EARNINGS (LOSS) PER SHARE
    As reported                                              $  1.76                    $  (.29)
    Pro forma                                                $  1.70                    $  (.32)
FULLY DILUTED EARNINGS (LOSS) PER SHARE
    As reported                                              $  1.73                    $  (.29)
    Pro forma                                                $  1.67                    $  (.32)


The fair value of each option grant was estimated on the date of the grant using the Black-Scholes multiple option pricing model with the following assumptions for the years ended December 29, 1996 and December 31, 1995, respectively: risk-free interest rates ranges of 6.15-6.43 percent and 5.24-5.69 percent; dividend yield of 0 percent for both years; expected lives of 6 to 9 years; and volatility of 44 percent for both years.

Following is a summary of the status of the 1995, 1996, LTIC and Director Plans during the years ended December 29, 1996, December 31, 1995 and December 25, 1994.

                                                    December 29, 1996         December 31, 1995     December 25, 1994
                                                 --------------------------------------------------------------------
                                                             Weighted                  Weighted              Weighted
                                                              Average                  Average                Average
                                                 Number of   Exercise   Number of      Exercise  Number of   Exercise
                                                    Shares      Price      Shares        Price       Shares     Price
                                                 --------------------------------------------------------------------
Outstanding,
    beginning of period                            703,678     $20.40     570,770        $23.34     401,500    $20.12
Granted                                             89,000     $24.78     220,150        $13.73     171,940    $30.88
Exercised                                           33,332     $19.00           _             _           _         _
Forfeited                                           23,414     $20.30      87,242        $22.78       2,670    $24.38
Expired                                                  _          _           _             _           _         _
                                                 --------------------------------------------------------------------

Outstanding,
    end of period                                  735,932     $21.00     703,678        $20.40     570,770    $23.34
                                                   =======                =======                   =======
Options exercisable,
    end of period                                  368,361     $21.53     233,057        $22.27     114,875    $20.39
                                                   =======                =======                   =======
Weighted average fair value of
    options granted during
    the period                                     $ 14.05                $  7.63
                                                   =======                =======

Following is a summary of the status of options granted under the 1995, 1996, LTIC and Director Plans at December 29, 1996:

                                        Outstanding Options                                     Exercisable Options
                                        ----------------------------------------------------------------------------
                                         Weighted Average
                                                Remaining
Exercise Price                           Contractual Life       Weighted Average                   Weighted Average
Range                   Number                    (Years)         Exercise Price        Number       Exercise Price
--------------------------------------------------------------------------------------------------------------------
$12.69-$19.00           396,070                      7.17                 $16.36         201,825             $17.73
$22.13-$24.88           200,330                      7.47                 $23.29          92,664             $22.19
$25.13-$31.13           139,532                      7.17                 $30.88          73,872             $31.07
-------------------------------------------------------------------------------------------------------------------
$12.69-$31.13           735,932                      7.26                 $21.00         368,361             $21.53

The following summarizes transactions involving SARs granted to key management during the year ended December 29, 1996:

                                                                           Number    Weighted Average
                                                                          of SARs      Exercise Price
                                                                          ---------------------------
Outstanding at January 1, 1996                                                  _                   _
Granted                                                                   121,330              $24.32
Exercised                                                                       _                   _
Forfeited                                                                       _                   _
                                                                          ---------------------------
Outstanding at December 29, 1996                                          121,330              $24.32
Exercisable at December 29, 1996                                                _                   _


SARs are granted at amounts that approximate market value at the date of the grant. Awards vest 25 percent per year for four years and have a term of 10 years. Compensation expense is recorded based on the period-ending stock price in relation to the SAR exercise price. Compensation expense recorded in 1996 was $220. Redemption of the SARs when exercised will be in cash.

PROFIT SHARING AND 401(K) PLANS

To further encourage the ownership of common stock by all employees, the Company maintains the PRISM Plan, formerly known as the Profit Sharing and Savings Plan, that offers both profit sharing and 401(k) features. Profit sharing contributions made during the fiscal years ended December 29, 1996, December 31, 1995 and December 25, 1994 consisted of 29,613, 118,387 and 57,415 shares of common stock, respectively. The Company's 401(k) contributions consisted of 24,759 and 38,730 shares of common stock for the years ended December 29, 1996 and December 31, 1995, respectively. For the year ended December 25, 1994, 401(k) contributions consisted of cash and 17,191 shares of common stock.

PENSION PLAN

The defined benefit retirement plan for hourly employees at the Company's California plant was terminated effective June 30, 1995 (see Note 16). Paragon no longer sponsors any defined benefit retirement plans. At December 31, 1995, substantially all liabilities were settled under the plan through lump sum distributions or purchased non-participating annuities. The settlement loss recognized due to termination of the plan was $1,037.

The actuarial cost method used in determining pension expense for the defined benefit plan was the projected unit credit method. Net pension expense for the years ended December 31, 1995 and December 25, 1994 was $41 and $240, respectively.

NOTE 5: RECEIVABLES

Receivables consist of the following:

                                                          DECEMBER 29, 1996     DECEMBER 31, 1995
                                                          ---------------------------------------
Accounts receivable--trade                                          $51,634               $42,645
Other receivables                                                    12,891                 6,925
                                                                    -----------------------------
                                                                     64,525                 49,57
Less: Allowance for doubtful accounts                                (7,637)               (5,866)
                                                                    -----------------------------
Net receivables                                                     $56,888               $43,704
                                                                    =============================

NOTE 6: INVENTORIES

Inventories consist of the following:

                                                          December 29, 1996     December 31, 1995
                                                          ---------------------------------------
LIFO:
    Raw materials--pulp                                            $    407              $  4,345
    Finished goods                                                   21,090                15,032

FIFO:
    Raw materials_other                                               9,131                 5,984
    Materials and supplies                                           21,230                20,629
                                                                   ------------------------------
                                                                     51,858                45,990
    Reserve for excess and obsolete items                            (7,803)               (5,051)
                                                                   ------------------------------

Net inventories                                                    $ 44,055              $ 40,939
                                                                   ==============================

NOTE 7: PROPERTY AND EQUIPMENT

Property and equipment, at cost, are as follows:

                                                            December 29, 1996             December 31, 1995
                                                            -----------------------------------------------
Land                                                                  $ 3,757                        $ 4,218
Buildings and improvements                                             36,702                         30,557
Machinery and equipment                                               229,289                        172,836
                                                                     ---------------------------------------
                                                                      269,748                        207,611

Less: Allowance for depreciation                                     (153,410)                      (113,573)
                                                                     ---------------------------------------

Net property and equipment                                           $116,338                       $ 94,038
                                                                     =======================================

NOTE 8: ACCRUED LIABILITIES

Accrued liabilities are as follows:

                                                                  December 29, 1996             December 31, 1995
                                                                  -----------------------------------------------
Payroll--wages and salaries, incentive
  awards, retirement, vacation and
  severance pay                                                             $14,975                       $ 9,838
Coupons outstanding                                                           6,230                         6,458
Restructuring (Note 16)                                                           _                           767
Integration/relocation reserves                                               5,943                             _
Income taxes payable--current                                                 1,327                           271

Other                                                                        10,020                         8,147
                                                                            -------------------------------------
Total                                                                       $38,495                       $25,481
                                                                            =====================================

NOTE 9: BANK CREDIT FACILITIES

At December 29, 1996, the Company maintained a $150,000 revolving credit facility with a group of nine financial institutions available through February 2001. At December 29, 1996, borrowings under this credit facility totaled $70,000. There were no borrowings outstanding under this facility at December 31, 1995. Borrowings under this credit facility are reflected as long-term debt in the accompanying balance sheets. Interest is at fixed or floating rates based on the financial institution's cost of funds. The Company is also required to maintain certain financial covenants under the agreement. At December 29, 1996, Paragon Trade Brands (Canada) Inc. maintained a Cdn $5,000 revolving term credit facility, guaranteed by the Company, available through October 1997. There were no borrowings against this facility at December 29, 1996. Paragon Trade Brands (Canada) Inc. had $1,760 outstanding under this credit facility at December 31, 1995. Borrowings under this facility are reflected as short-term debt in the accompanying balance sheets. Interest is at fixed or floating rates based on the financial institution's cost of funds.

The Company also has access to short-term lines of credit on an uncommitted basis with several major banks. At December 29, 1996, the Company had approximately $50,000 in uncommitted lines of credit. There were no borrowings against these lines of credit at December 29, 1996 or December 31, 1995.

For the fiscal years ended December 29, 1996, December 31, 1995 and December 25, 1994, interest expense, net of amounts capitalized, was $2,864, $952 and $685, respectively. Capitalized interest for the fiscal years ended December 29, 1996, December 31, 1995 and December 25, 1994, totaled $1,064, $218 and
$539, respectively. Interest expense includes interest on borrowings, credit facility fees and amortization of deferred financing costs.

The Company has determined that the carrying amount of borrowings under the credit facilities and credit lines described above approximates fair value. This is based on the frequent updating of the market-based interest rates charged on these borrowings.

NOTE 10: RELATED PARTY TRANSACTIONS

PMI

Pursuant to the intent and desires of the parties to the Joint Venture Agreement dated January 26, 1996 whereby the Company acquired a 49 percent interest in PMI, the Company agreed to sell to PMI certain diaper manufacturing equipment, finance the construction of a building and purchase a portion of its diaper needs from PMI. The following is a summary of significant transactions and balances with PMI for the years ended December 29, 1996 and December 31, 1995:

                                                                     December 29, 1996             December 31, 1995
                                                                     -----------------------------------------------
Sale of equipment                                                               $14,650                       $2,828
Purchase of diapers from PMI                                                    $11,860                            -
Due from PMI                                                                    $27,857                       $3,481

The amounts due from PMI for equipment purchased are secured by interest-bearing promissory notes and corresponding Purchase Loan and Security Agreements. Loans due from PMI are evidenced by interest-bearing promissory notes. The notes bear an interest rate of 10 percent. The Company believes that this rate represents the fair market rate for comparable loans of similar terms.

NOTE 11: LEGAL PROCEEDINGS

The Procter & Gamble Company ("P&G") filed a claim in the District Court for the District of Delaware that the Company's disposable baby diaper products infringe two of P&G's inner-leg gather patents. The lawsuit seeks injunctive relief, lost profit and royalty damages totaling approximately $100.0 million, treble damages and attorneys' fees and costs. The Company has denied liability under the patents and has counterclaimed for patent infringement and violation of antitrust laws by P&G. In March 1996, the District Court granted P&G's motion for summary judgment to dismiss the Company's antitrust counterclaim. The Company intends to appeal the District Court's decision at the appropriate time. In September 1996, P&G filed two motions for summary judgment with respect to the Company's patent infringement counterclaim. In December 1996, the District Court denied both of P&G's motions for summary judgment. The trial has concluded and the parties are engaged in post trial briefing. The ultimate outcome cannot be predicted at this time. Legal fees and costs for this litigation have been significant. If P&G were to prevail on its claims, award of all or a substantial amount of the relief requested by P&G could have a material adverse effect on the Company's financial condition and its results of operations. Based on the advice of patent counsel, the Company believes that P&G's claims are not well founded.

On October 26, 1995, Kimberly-Clark Corporation ("K-C") filed a lawsuit against the Company in U.S. District Court in Dallas, Texas, alleging infringements by the Company's products of two K-C patents relating to inner-leg gathers. The lawsuit seeks injunctive relief, royalty damages, treble damages and attorneys' fees and costs. The Company has denied liability under the patents and has counterclaimed for patent infringement and violation of antitrust laws by K-C. In October 1996, K-C filed a motion for summary judgment with respect to the Company's antitrust counterclaim along with a motion to stay discovery pending resolution of such motion for summary judgment. The Company intends to vigorously defend its claim. In addition, K-C has notified the Company that it intends to assert against the Company a third K-C patent recently issued by the U.S. Patent and Trademark Office. Trial is scheduled for October 1997. Legal fees and costs in connection with this litigation will be significant. Should K-C prevail on its claims, award of all or a substantial portion of the relief requested by K-C could have a material adverse effect on the Company's financial condition and its results of operations. Based on the advice of patent counsel, the Company has taken the position that the patent coverage claimed by K-C is not applicable to the Company's products.

In July 1995, 12 former employees of the Company filed claims in the Court of Common Pleas, Butler County, Pennsylvania alleging discriminatory and/or wrongful discharge related to their termination in the July 1993 restructure of the Company's Harmony, Pennsylvania plant. Related National Labor Relations Board cases have been dismissed. The complaints have been removed to federal court. Discovery has concluded and the Company filed a motion for summary judgment in September 1996.

On September 27, 1996 the Company filed a declaratory judgment action against P&G in U.S. District Court in Atlanta seeking a ruling from the court that certain patents owned by P&G are invalid, unenforceable and not infringed by the Company's feminine care products. P&G has responded asserting infringement by the Company's feminine care products of six of the patents listed in the Company's complaint. Discovery has commenced. Based on the advice of patent counsel, the Company believes that its feminine care products do not infringe any valid claims of such patents.

The Company is also a party to other legal actions generally incidental to its activities. Although the final outcome of any legal proceeding or dispute is subject to a great many variables and cannot be predicted with any degree of certainty, the Company presently believes that any ultimate liability resulting from any or all legal proceedings or disputes to which it is a party, except for the P&G and K-C matters discussed above, will not have a material adverse effect on its financial condition or results of operations.

NOTE 12: COMMITMENTS

Paragon has operating lease agreements for certain facilities that expire during the five years 1997 through 2001. Future minimum lease payments required under noncancelable operating leases are: $169 in 1997, $129 in 1998, $96 in 1999, $56 in 2000 and $19 in 2001. Rental expense for facilities and equipment was $2,967, $2,013 and $3,070 for the years December 29, 1996, December 31, 1995 and December 25, 1994, respectively.

Commitments for capital expenditures as of December 29, 1996 are $20,539. Other Company commitments include purchase commitments for raw materials at prevailing market rates. Paragon entered into a fluff pulp supply contract under which Paragon will purchase its requirements of bleached chemical fluff pulp through 1997 at prices as favorable to those charged other U.S. or Canadian diaper producers for a similar grade pulp. Either party may elect, on specified notice, to reduce the quantity of pulp purchased under the contract to no less than 80 percent of Paragon's requirements.

NOTE 13: NET EARNINGS PER COMMON SHARE

Net earnings per common share are based on the average number of common and common equivalent shares outstanding.

                                       DECEMBER 29, 1996     DECEMBER 31, 1995  DECEMBER 25, 1994
                                       -----------------------------------------------------------
PRIMARY

Net earnings (loss)                              $21,122              $ (3,437)            $24,994
Average common and common
    equivalent shares outstanding (000's)         12,022                11,725              11,594
Net earnings (loss) per common share             $  1.76              $   (.29)            $  2.16

FULLY DILUTED

Net earnings (loss)                              $21,122              $ (3,437)            $24,994
Average common and common
     equivalent shares outstanding (000's)        12,244                11,845              11,689
Net earnings (loss) per common share fully
     diluted                                     $  1.73              $   (.29)            $  2.14

This calculation is submitted in accordance with Regulation S-K item 601(b)(11), although not required by footnote 2 to paragraph 14 of APB Opinion No. 15, because it results in dilution of less than 3 percent.

NOTE 14: UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

The following unaudited pro forma consolidated statement of operations has been prepared to reflect the February 8, 1996 purchase of substantially all of the assets of P&T's disposable diaper business. The purchase price was approximately $63.5 million, consisting of cash of $55.3 million and 387,800 shares of the Company's common stock. The Company announced plans on February 8, 1996 to close the disposable diaper operations acquired from P&T in Eau Claire, Wisconsin; Porterville, California; and Shenandoah, Georgia. The building in Porterville, as well as much of the diaper making equipment at the closed facilities, will be held for sale. Some of the diaper making equipment will be utilized in the Company's remaining locations.

The pro forma consolidated statement of operations below has been prepared as if the transaction occurred December 26, 1994. Pro forma adjustments reflect the amortization of goodwill, interest on borrowings, reductions in depreciation from the closed facilities and the income tax effects of these adjustments.

                                                   FIFTY-THREE WEEKS ENDED DECEMBER 31, 1995
                                                             PRO FORMA ADJUSTMENTS
                                             -------------------------------------------------------
                                             PARAGON         P&T         ADJUSTMENTS       PRO FORMA
Net sales                                   $518,776      $150,617       $        _        $ 669,393
Cost of sales                                439,846       150,500           (5,800)(1)      584,546
                                            --------------------------------------------------------

Gross profit                                  78,930           117            5,800           84,847
Selling, general and administrative expense   68,037        16,239            1,920 (2)       86,196
Research and development expense               3,562             _                _            3,562
Restructuring                                  8,059             _                _            8,059
                                            --------------------------------------------------------
Operating(loss) profit                          (728)      (16,122)           3,880          (12,970)
Other expense, net                             4,785             _            4,000 (3)        8,785
                                            --------------------------------------------------------
Loss before income taxes                      (5,513)      (16,122)            (120)         (21,755)
Benefit from income taxes                     (2,076)       (6,127)             (45)(4)       (8,248)
                                            ---------------------------------------------------------
Net loss                                    $ (3,437)     $ (9,995)       $     (75)       $ (13,507)(5)
                                            =========================================================
Net loss per common share                   $   (.29)                                      $   (1.11)(5)
Weighted average common shares outstanding    11,765                                          12,153 (6)

(1) To reflect the reduction in depreciation from the closed facilities.

(2) To reflect the amortization of goodwill over a 20-year period.(3) To reflect interest on borrowings under the Company's revolving credit facility. The interest is based on the 1995 average 12-month LIBOR plus .75 percent.

(4) To provide for the federal, state, and local tax effects of the pro forma adjustments described in Notes (1), (2), and (3) above.

(5) The pro forma net loss and pro forma net loss per share do not include the effects of charges taken in the first quarter of 1996 for integration of P&T's disposable diaper business into the Company's existing business. These charges, totaling $6,500 pre-tax, include expenses for packaging conversion, removal and movement of equipment, establishment of bad debt reserves consistent with current Company estimates, and write-downs of duplicate equipment owned by the Company prior to the purchase transaction.

(6) Assumes that the 387,800 shares issued for the purchase were issued on December 26, 1994.
                                      32

The pro forma consolidated earnings statement below has been prepared as if the transaction occured January 1, 1996. Pro forma adjustments reflect increased sales, costs, goodwill, amoritization, interest on borrrowings and the income tax effects of these adjustments for the period of January 1, 1996 to February 7, 1996.

                                                      YEAR ENDED DECEMBER 29, 1996
                                                PARAGON        ADJUSTMENTS       PRO FORMA
                                                ------------------------------------------
Net sales                                     $ 581,929         $11,391(1)         $593,320
Cost of sales                                   449,885           8,718(1)          458,603
                                              ---------------------------------------------
Gross profit                                    132,044           2,673             134,717
Selling, general and administrative expense      92,212             445(2)           92,657
Research and development expense                  4,163               _               4,163
Restructuring                                         _               _                   _
                                              ---------------------------------------------
Operating profit                                 35,669           2,228              37,897
Equity in earnings of subsidiary                    423               _                 423
Other expense, net                                2,283             398(3)            2,681
                                              ---------------------------------------------
Earnings before income taxes                     33,809           1,830              35,639
Provision for income taxes                       12,687             690(4)           13,377
                                              ---------------------------------------------
Net earnings                                  $  21,122         $ 1,140           $  22,262
                                              =============================================
Net earnings per common share                 $    1.76                           $    1.85
Weighted average common shares outstanding       12,022                              12,065(5)

(1) To reflect incremental sales and related costs, including overhead and depreciation, for the period of January 1, 1996 to February 7, 1996.

(2) To reflect the incremental costs of goodwill amortization and sales commissions during the period of January 1, 1996 to February 7, 1996. Goodwill is being amortized over a 20-year period.(3)To reflect interest on borrowings under the Company's revolving credit facility. The interest is based on the first quarter 1996 average 12-month LIBOR plus .75 percent for the period of January 1, 1996 to February 7, 1996.

(3) To reflect the interest on borrowings under the Company's revolving credit facility. The interest is based on the first quarter 1996 average 12-month LIBOR plus .75 percent for the period of January 1, 1996 to February 7, 1996.

(4) To provide for the federal, state and local tax effects of the pro forma adjustments described in Notes (1), (2), and (3).

(5) Assumes that the 387,800 shares issued for the purchase were issued on January 1, 1996.

NOTE 15: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

FISCAL YEAR ENDED DECEMBER 29, 1996

                                        First      Second       Third        Fourth
                                        --------------------------------------------
Net sales                              $137,214   $150,717     $151,549     $142,449
Gross profit                             24,453     37,646       39,929       30,016
Net earnings                               (600)     5,368       10,486        5,868
Net earnings (loss) per share of
    common stock                       $   (.05)  $    .44     $    .87     $    .49
Price range:
    High                               $  26.50   $  25.13     $  24.00     $  29.25
    Low                                $  19.88   $  20.00     $  18.38     $  23.25

FISCAL YEAR ENDED DECEMBER 31, 1995


                                         First        Second     Third       Fourth
                                         -------------------------------------------
Net sales                               $126,561     $127,283  $131,444     $133,488
Gross profit                             14,822       17,890     22,548       23,670
Net earnings (loss)                      (9,360)       (359)      2,638        3,644
Net earnings (loss) per share of
    common stock                        $ (.80)      $ (.03)      $ .22         $.31
Price range:
    High                                $ 14.88      $ 16.58   $  16.13     $  23.88
    Low                                 $ 12.00      $ 13.13   $  13.88     $  14.88


NOTE 16: RESTRUCTURING

On January 24, 1995, the Company announced it was restructuring its operations by closing its diaper manufacturing facility in La Puente, California and reallocating diaper production to its remaining four facilities. The La Puente plant was closed at the end of February and resulted in severing the employment of approximately 310 employees. At December 29, 1996, there were no remaining assets on the balance sheet as the facility and related production equipment have been sold. At December 31, 1995, the building facility and related production equipment were reflected as assets held for sale in the accompanying balance sheet. For the year ended December 31, 1995, the consolidated statement of loss included $8,059 of pretax restructuring charges as a result of the plant closure. These charges did not include gains, if any, from the sale of assets. The following summarizes amounts accrued and costs incurred through December 29, 1996:

                                                                           COST INCURRED
                                                              AMOUNT          THROUGH                        BALANCE
                                                              ACCRUED    DECEMBER 29, 1996    ADJUSTMENTS   REMAINING
                                                              -------------------------------------------------------
Employee severance and related items                            $3,359             $3,657         $ 298      $    _
Equipment disposal and write-downs                               2,600              2,443          (157)          _
Facility disposal and carrying costs                             1,850              1,638          (212)          _
All other                                                          250                167           (83)          _
                                                                ---------------------------------------------------
                                                                $8,059             $7,905         $(154)     $    _
                                                                ===================================================

At December 29, 1996, the restructuring plan was complete.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Paragon Trade Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Paragon Trade Brands, Inc., a Delaware Corporation, and Subsidiaries, as of December 29, 1996 and December 31, 1995, and the related consolidated statements of earnings
(loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Trade Brands, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Atlanta, Georgia
February 6, 1997

RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the Company's consolidated financial statements appearing in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and, in the opinion of management, present fairly the Company's financial position, results of operations and cash flows.The financial statements necessarily contain amounts that are based on the best estimates and judgments of management.

The Company maintains a system of internal controls which management believes is adequate to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and a program of internal audit are important elements of these control systems.

The Company maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. Management has considered the internal auditors' recommendations concerning the Company's system of internal controls and has taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations.

The Audit Committee of the Board of Directors, comprised entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Committee meets regularly with representatives of management and internal and external auditors to review accounting, auditing and financial reporting matters.

As part of their audit of the Company's consolidated financial statements, Arthur Andersen LLP considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

/s/ Alan J. Cyron

Alan J. Cyron
Executive Vice President & Chief Financial Officer